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December 18, 2024		NR 10 – 2024

Avrupa reports Kangasjärvi Drilling Results, Finland

Avrupa Minerals Ltd. (AVU:TSXV) reports that it has received assay results from recent drilling at the Kangasjärvi massive sulfide target in the Pyhäsalmi Mining District, central Finland.  Avrupa, through the JV entity Akkerman Finland Oy (“AFOy” – Akkerman Exploration b.v. 51%; Avrupa 49%), completed two holes in the Kangas Main EM target area, totaling 709.3 meters.  A third hole, testing the Kangas North EM anomaly was postponed due to terrain access issues.

Drilling cut stringer-type and semi-massive sulfide mineralization in both holes, and samples returned anomalous values over short intervals for base and precious metals, but did not reach ore-grade levels.  The highest single 1-meter values for each of the base and precious metals included:  0.24% Cu; 0.25% Zn; 5.92 g/t Ag; and 0.27 g/t Au.  These results confirm that the newly-discovered stockwork zone underneath the Kangasjärvi deposit is predominantly pyrite and/or pyrrhotite.

The extent and depth of the two holes preclude any real conclusions on the size and shape of the feeder zone, nor any potential metals’ zonation within the mineral system.  Re-interpreting the original geophysical data is underway, with the goal of targeting a higher-temperature, potentially more copper-rich core zone.  Further follow-up drilling will be required in the Main Kangasjärvi anomaly, as well as scout drilling at the untested Kangas North geophysical anomaly.

Paul Kuhn, President and CEO of Avrupa Minerals, commented, “While first-pass drilling results did not reach hoped-for levels, we did observe widespread sulfide mineralization, suggesting potential for a large-scale, potentially zoned, mineral system.  We are encouraged by these early results, but more work is clearly necessary, and we look forward to the next stage of exploration at Kangasjärvi.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model.  The Company holds one 49%-owned license in Portugal, the Alvalade VMS Project, presently optioned to Sandfire Portugal in an earn-in joint venture agreement.  The Company holds one 100%-owned exploration license covering the Slivova Gold Project in Kosovo, optioned to Western Tethyan Resources, and is actively advancing four prospects in central Finland through its partnership with Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.